UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Image Sensing Systems, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

45244C 10 4

Cusip Number

Norman H. Pessin
Brian Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017
212-661-2670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2016

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45244C 10 4
Schedule 13D

1	NAME OF REPORTING PERSON
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
337,855

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
337,855

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,855

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 6.7%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 45244C 10 4
Schedule 13D

1	NAME OF REPORTING PERSON
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.  45244C 10 4
Schedule 13D

1	NAME OF REPORTING PERSON
Brian Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,350

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
94,350

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,350

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.  45244C 10 4
Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock" or the “Shares”),of Image Sensing Systems, Inc. (the "Issuer"),whose principal executive offices are located at 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, MN 55104.

Item 2.	Identity and Background

This Schedule 13D is being filed by and for Norman H. Pessin, Sandra F. Pessin, and Brian Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		366 Madison Avenue, 14th Floor
		New York, NY 10017
	2)	Sandra F. Pessin
		366 Madison Avenue, 14th Floor
		New York, NY 10017
	3)	Brian Pessin
		310 East 75th Street, Apt. 2A
		New York, NY 10021

Principal Occupation:	1)	Investor
	2)	Housewife
	3)	Investor

Criminal Convictions:	1)	None
	2)	None
	3)	None

Civil Proceedings:	1)	None
	2)	None
	3)	None

Citizenship:	1)	United States
	2)	United States
	3)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 337,855 shares of Common Stock owned by Norman H. Pessin is approximately $1,337,906, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 94,350 shares of Common Stock owned by Brian Pessin is approximately $241,266, including brokerage commissions.  The shares of Common Stock owned by Brian Pessin were acquired with personal funds.

CUSIP No. 45244C 10 4
Schedule 13D

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Norman H. Pessin owns 337,855 shares of Common Stock of the Issuer, constituting 6.7% of the outstanding shares thereof.  Brian Pessin owns 94,350 shares of Common Stock of the Issuer, constituting 1.8% of the outstanding shares thereof.

Norman Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Brian Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

CUSIP No. 45244C 10 4
Schedule 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian Pessin
Brian Pessin

October 6, 2016

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

	Norman H. Pessin

87,275	3.85	9/14/16
32,000	4.10	9/28/16

	Sandra F. Pessin

23,109	3.71	9/22/16

	Brian Pessin

30,000	5.51	8/8/16
15,000	3.63	9/22/16